                                                                 Exhibit(a)(5.1)

AT AUTOBYTEL INC.:
Geri Weinfeld, Director, Investor Relations
Geriw@autobytel.com

AT AUTOBYTEL INC.:
Melanie Webber, Vice President, Corporate Communications
Melaniew@autobytel.com
949/862-3023


             AUTOBYTEL INC. ANNOUNCES STOCK OPTION EXCHANGE PROGRAM

          Program Designed to Reward and Retain Employees and Directors

IRVINE, CA - DECEMBER 14, 2001 - Autobytel Inc. (Nasdaq: ABTL) today announced a voluntary stock option exchange program that is intended to reduce the total number of outstanding stock options and provide a more effective form of equity compensation for retaining and rewarding its employees and directors. Autobytel anticipates that there will be no compensation charges to Autobytel as a result of this stock option exchange program.

"The key to Autobytel's success has always been its employees," said Jeffrey Schwartz, President and Chief Executive Officer of Autobytel. "Rewarding and retaining our employees is essential to the long term benefit of the company."

Under the program, eligible employees and directors of Autobytel and its wholly-owned subsidiaries will be given the opportunity, if they elect to do so, to tender for cancellation any outstanding stock options having an exercise price of more than $4.00 per share, whether or not vested, in exchange for new stock options to be granted at a future date. The new options will be granted within 20 business days after the date which is at least six months after the date of cancellation of the tendered options. Eligible employees and directors who elect to participate in the program will have to tender for cancellation all options having an exercise price greater than $4.00 per share. In addition, if an eligible employee or director tenders any options for exchange, he or she will be required to also tender for exchange all option grants received during the six (6) month period prior to the commencement date of the offer and any options granted during the offer, even if those option grants have an exercise price equal to or less than $4.00 per share.

For options with exercise prices between $4.01 and $10.00, program participants will receive nine new options for each ten options tendered for exchange. For options with exercise prices over $10.00, program participants will receive one new option for each ten options tendered for exchange. For options with exercise prices of $4.00 or less, program participants will receive one new option for each option tendered for exchange. If all eligible employees and directors elect to participate fully, the effect of the program will reduce the number of common shares subject to outstanding stock options by 2,080,591 shares.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Autobytel has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission and will provide Autobytel option holders with an Offer to Exchange, a Letter of Transmittal and other related documents containing information about the stock option exchange program. Option holders are urged to read the Schedule TO, the Offer to Exchange, the Letter of Transmittal and other related documents carefully when they become available. The Schedule TO, the Offer to Exchange, the Letter of Transmittal and other related documents contain important information about Autobytel, the stock option exchange program, and related matters. Investors and option holders will be able to obtain free copies of these documents on the Internet through the Website maintained by the SEC at www.sec.gov. Copies of these documents may also be obtained from Autobytel by request by mail to Autobytel Inc., 18872 MacArthur Boulevard, Irvine, CA 92612-1400, Attention: Investor Relations, telephone: (949) 862-1355, or by email to InvestorRelations@autobytel.com.

In addition to the Schedule TO, Offer to Exchange, Letter of Transmittal and other related documents, Autobytel files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Autobytel at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's other public reference room in Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Autobytel's filings with the SEC are also available to the public from commercial document-retrieval services and at the Website maintained by the SEC at www.sec.gov.

ABOUT AUTOBYTEL INC.

Autobytel Inc. (Nasdaq:ABTL), the diversified automotive marketing services company, owns and operates Autobytel.com, Autoweb.com, Carsmart.com, Autosite.com, and AIC (Automotive Information Center). The company powers manufacturer and portal auto channels with data and tools to help customers buy cars; provides advertising programs for manufacturers and dealers to target customers; built and implemented technology to drive one of the most advanced inventory-based manufacturer's online car selling programs to date and generates billions of dollars in car sales for dealers through the company's popular websites.

Serving approximately 6,700 subscribing dealers and 25 international automotive manufacturer customers, Autobytel Inc. is the largest syndicated car-buying content network, reaching over 4.5 million unique visitors.* Autobytel Inc. content and technology has potential exposure to over 90 percent of total web traffic** and it is estimated that the vast majority of the 60 percent of all Americans who go online to research and shop for a car will encounter Autobytel Inc. content or technology, or an Autobytel Inc. brand, during the process.

*Jupiter Media Metrix October 2001 Custom Report. The car-buying category defined by Autobytel.

**Jupiter Media Metrix October 2001 Digital Media Audience Report (Autobytel Inc. sites is the unduplicated audience of the Autobytel and Autoweb properties and Carsmart.com. The car-buying and ownership category as defined by Autobytel. Autobytel Inc. provides content to Yahoo.com, AOL websites, MSN.com and Lycos.com. The unduplicated audience of these four sites accounts for over 90 percent of total traffic.)


FORWARD-LOOKING STATEMENT DISCLAIMER

The statements contained in this press release that are not historical facts are forward-looking statements under the federal securities laws. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed in, or implied by, such forward-looking statements. Autobytel undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements are changes in laws and regulations and other matters disclosed in Autobytel's filings with the Securities and Exchange Commission. Investors are strongly encouraged to review our annual report on Form 10-K for the year ended December 31, 2000, and other filings with the Securities and Exchange Commission for a discussion of risks and uncertainties that could affect operating results and the market price of our stock.


                                      -3-